UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

iBio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

451033104

(CUSIP Number)

William Sullivan
10 Market Street, #773, Camana Bay
Grand Cayman, KY1-9006, Cayman Islands
(345) 640-3330

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	451033104	13D

1	NAMES OF REPORTING PERSONS: EASTERN CAPITAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WORKING CAPITAL
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 23,744,000
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 23,744,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,744,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	451033104	13D

1	NAMES OF REPORTING PERSONS: PORTFOLIO SERVICES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 23,744,000
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 23,744,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,744,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	451033104	13D

1	NAMES OF REPORTING PERSONS: KENNETH B. DART
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 23,744,000
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 23,744,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,744,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	451033104	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of iBio, Inc. (the Issuer), whose principal executive offices are located in 9 Innovation Way, Suite 100, Newark, DE  19711.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Eastern Capital Limited, Portfolio Services Ltd. and Kenneth B. Dart (collectively, the Reporting Persons).

Eastern Capital Limited, 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, BWI, a Cayman Islands corporation, is an investment entity that owns the shares of the Issuer common stock and warrant to purchase common stock reported in this Schedule 13D.  Kenneth B. Dart and Mark VanDevelde are directors of Eastern Capital Limited.

Portfolio Services Ltd., 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, BWI, a Cayman Islands corporation, is a holding company which owns all of the outstanding stock of Eastern Capital Limited.  Kenneth B. Dart and Mark VanDevelde are directors of Portfolio Services Ltd.

Kenneth B. Dart, P. O. Box 31300 SMB, Grand Cayman, Cayman Islands, BWI, a British Overseas Territory Citizen / Cayman Islands and businessman, is the beneficial owner of all of the outstanding stock of Portfolio Services Ltd.  Mr. Dart is also the President of Dart Container Corporation, a manufacturer of food service products, of 500 Hogsback Road, Mason, MI  48854.

In the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source of Amount of Funds or Other Consideration.

The source of funds used to acquire the shares of the Issuer common stock and warrant was the working capital of Eastern Capital Limited.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Issuer securities for investments purposes.  See also Items 5 and 6 below.

The Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interset in Securities of the Issuer.

Item 5(a)-(b)

Eastern Capital Limited beneficially owns 23,744,000 shares of the Issuer common stock, representing 36.0% of the Issuer outstanding common stock.  Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd. and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 23,744,000 shares of the Issuer common stock, representing 36.0% of the Issuer outstanding common stock.  Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

As a result of Kenneth B. Dart ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 23,744,000 shares of the Issuer common stock, representing 36.0% of the Issuer outstanding common stock.  Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

Item 5(c)

On October 15, 2013, Eastern Capital Limited exercised a Warrant to acquire 7,500,000 shares of the Issuer's common stock in connection with the simultaneous amendment of the Warrant.  The Warrant, which was originally issued on January 13, 2012 and became exercisable on January 14, 2013, allowed the Reporting Persons to acquire up to 7,500,000 shares of the Issuer common stock, at an exercise price of $0.88 per share.  The amendment on October 15, 2013 resulted in a temporary reduction in the exercise price of the Warrant to $0.40 until November 12, 2013 after which time the exercise price will revert back to $0.88 until expiration of the Warrant on January 14, 2014.

Items 5(d) and (e) - Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the shares of the Issuer common stock beneficially owned directly by the Reporting Persons, the Reporting Persons beneficially own shares underlying a warrant that may be exercised to acquire an additional 1,784,000 shares of the Issuer common stock at an exercise price of $0.53 per share.  The warrant is exercisable as of April 26, 2013 and expires pursuant to the terms on April 26, 2016.

A copy of the form of warrant is filed as Exhibit 4.1 to the Form 8-K Filing of the Issuer as filed with the SEC on April 23, 2013 and is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Form of Warrant (previously filed as Exhibit B to the Schedule 13D filed with the SEC on April 23, 2013 and incorporated herein by reference).

CUSIP No.	451033104	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EASTERN CAPITAL LIMITED

/s/ Kenneth B. Dart
Signature

Kenneth B. Dart Director
Name and Title

October 18, 2013
Date

PORTFOLIO SERVICES LTD.

/s/ Kenneth B. Dart
Signature

Kenneth B. Dart Director
Name and Title

October 18, 2013
Date

KENNETH B. DART

/s/ Kenneth B. Dart
Signature
October 18, 2013
Date

CUSIP No.	451033104	13D

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree to the joint filing of Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock of iBio, Inc.  The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

EASTERN CAPITAL LIMITED

/s/ Kenneth B. Dart
Signature

Kenneth B. Dart Director
Name and Title

October 18, 2013
Date

PORTFOLIO SERVICES LTD.

/s/ Kenneth B. Dart
Signature

Kenneth B. Dart Director
Name and Title

October 18, 2013
Date

KENNETH B. DART

/s/ Kenneth B. Dart
Signature
October 18, 2013
Date